FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca prices a $2bn bond offering

26 February 2026

AstraZeneca prices a $2bn bond offering

AstraZeneca PLC ("AstraZeneca") announces that its wholly owned subsidiary AstraZeneca Finance LLC, priced a three tranche global bond offering totalling $2bn on 25 February 2026. The offering is expected to close on 2 March 2026, subject to customary closing conditions. The transaction, which is a global offering registered with the U.S. Securities and Exchange Commission ("SEC"), consists of the following three tranches:

Notes issued by AstraZeneca Finance LLC and fully and unconditionally guaranteed by AstraZeneca

●       $0.65bn of fixed rate notes with a coupon of 4.000%, maturing 2 March 2031;

●       $0.60bn of fixed rate notes with a coupon of 4.300%, maturing 2 March 2033; and

●       $0.75bn of fixed rate notes with a coupon of 4.600%, maturing 2 March 2036.

AstraZeneca expects to use the net proceeds of the offering for general corporate purposes, which may include the refinancing of existing indebtedness.

BofA Securities, Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and Mizuho Securities USA LLC acted as joint book-running managers on the transaction.

The notes will be issued under AstraZeneca's effective shelf registration statement on Form F-3, which AstraZeneca and AstraZeneca Finance LLC filed with the SEC on 19 March 2024. The offering is being made solely by means of the prospectus contained within that shelf registration statement, along with a prospectus supplement forming part of the effective registration statement, which investors should read.

A copy of the prospectus supplement and accompanying prospectus relating to the offering can be obtained by contacting BofA Securities, Inc. by telephone at +1-800-294-1322; Deutsche Bank Securities Inc. toll-free at +1-800-503-4611; HSBC Securities (USA) Inc., by telephone at +1-866-811-8049; or Mizuho Securities USA LLC, by telephone at +1 866-271-7403. Readers may also download these documents for free by visiting the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on the SEC website at www.sec.gov.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The bond issuance does not impact AstraZeneca's financial guidance for 2026.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 February 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary